STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

November 20, 2012

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE: Starboard Investment Trust (File Nos. 333-159484 and 811-22298), on behalf of the Thornhill Strategic Equity Fund, a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Kimberly A. Browning, this letter is being submitted in response to comments received from Ms. Browning on October 17, 2012 in connection with the review of the registration statement of the Trust.  These comments address the Prospectus and Statement of Additional Information for the Thornhill Strategic Equity Fund.  Set forth below is a summary of Ms. Browning’s comments and the Trust’s responses.  Revised copies of the Prospectus and Statement of Additional Information have been attached for review.

Prospectus

1.
Comment:  Revise any language in the Prospectus that implies additional material information is pertinent, but omitted. Phrases like “including, but not limited to” and “such as” should not be used to explain principal investment strategies or risks.

Response: The Prospectus has been revised as requested.

2.
Comment:  The fee table in the summary section notes that the distribution and/or service (12b-1) fees are 0.00%, as opposed to stating that there are no such fees.  Consistent with this disclosure, confirm that a distribution plan pursuant to Rule 12b-1 has been adopted for the Fund.  If a plan has not been adopted, state that the distribution and/or service (12b-1) fees are “None” rather than 0.00%.

Response:  A distribution plan pursuant to Rule 12b-1 has not been adopted for the Fund.  The prospectus has been revised to state that that the distribution and/or service (12b-1) fees are “None” rather than 0.00%.

3.
Comment:  The second footnote to the fee table states that the Fund’s advisor has agreed to assume “other expenses” of the Fund in order to limit the annual operating expenses.  Clarify what types of expenses comprise “other expenses” and provide additional information as needed in the disclosure provided in response to Item 9 of Form N-1A.

Response: The phrase “other expenses” refers to expenses besides the management fee that are not excluded from the Expense Limitation Agreement. The disclosure has been clarified as requested.

4.
Comment:  Confirm that all expenses excluded from the expense limitation agreement are disclosed in the second footnote to the fee table.  If not, then revise as necessary.  In addition, explain the term “extraordinary expenses,” providing examples if necessary, in an appropriate section of the Prospectus.

Response:  The disclosure has been revised and all expenses excluded from the expense limitation agreement are disclosed in the second footnote to the fee table.  The section of the Prospectus entitled “Additional Information on Expenses” notes that extraordinary expenses could include indemnification payments or damages awarded in litigation or settlements made.

5.	Comment: In the second footnote to the fee table, explain that if the Fund’s net expense ratio will increase if it incurs expenses excluded from the expense limitation agreement.

Response: The footnote has been revised as requested.

6.
Comment:  The second footnote to the fee table notes that the Fund’s distribution and/or service (12b-1) fees are excluded from the expense limitation agreement.  Consider deleting this reference to distribution and/or service (12b-1) fees since a distribution plan pursuant to Rule 12b-1 has not been adopted for the Fund.

Response: The reference to distribution and/or service (12b-1) fees has been removed from the footnote.

7.
Comment:  In the second footnote to the fee table, relocate the sentence stating that the Fund’s advisor cannot recoup amounts paid pursuant to the expense limitation agreement to the disclosure provided in response to Item 9 of Form N-1A.

Response: The disclosure has been revised as requested.

8.	Comment: Conform the language in the expense example in the summary sections of the Prospectus to that of Item 3 of Form N-1A.

Response: The requested revision has been made.

9.	Comment: Confirm that all principal investment strategies have been disclosed or revise the Prospectus as needed to include such strategies and their attendant risks.

Response: The Prospectus has been revised so that all principal investment strategies and risks are clearly disclosed.

10.
Comment:  Absent an investment or operating policy stating that a Fund may not make investments in securities when outstanding borrowings exceed 5% of the Fund’s total assets, the disclosure provided in response to Item 4 of Form N-1A should note that leveraging is a principal investment strategy, state the purpose of the leveraging, the maximum amount of leverage allowed, and describe the risks associated with leveraging.

Response:  Leveraging is not a principal investment strategy of the Funds.  The Statement of Additional Information has been revised to include disclosure stating that the Fund may not make investments in securities when outstanding borrowings exceed 5% of the Fund’s total assets.

11.
Comment:  Form N-1A calls for a summary of the Fund’s principal investment strategies in response to Item 4, with a fuller disclosure of the strategies provided in response to Item 9.  It is noted that the descriptions of the strategies in the summary section of the Prospectus and in the section under “Principal Investment Objective, Strategies, and Risks” are nearly identical.  Would it be appropriate to revise the disclosure provided in the summary section of the Prospectus so that it is more concise?

Response:  The disclosure has been revised so that the summary section provides an overview of the principal investment strategy that is expanded upon under “Principal Investment Objective, Strategies, and Risks.”

12.
Comment:  The description of the principal investment strategies states that the Fund’s advisor analyzes a combination of “fundamental factors, valuation metrics, and technical factors.”  The disclosure should explain the meaning of these terms in plain English.

Response: The disclosure has been revised to include an explanation of fundamental factors, valuation metrics, and technical factors.

13.
Comment:  The description of the principal investment strategies states that the Fund will principally invest in common stocks.  Confirm that the principal investment strategies do not involve other types of equity securities.

Response:  The disclosure has been revised to clarify that Fund’s portfolio will principally consist of (i) common stock of issuers that the Advisor believes have favorable market valuations and the potential for capital appreciation, (ii) exchange-traded options, (iii) U.S. treasury bills, notes, and bonds of varying maturities guaranteed by the U.S. government, and (iv) money market funds or cash accounts.  Under normal circumstances, at least 80% of the value of the Fund’s net assets, plus borrowings for investment purposes, will be invested in equity securities of domestic issuers.

14.
Comment:  If the Fund will principally invest in common stocks, is it appropriate for the Fund’s name to use the term “equity” rather than “common stock”?  Does “equity” imply investments in other types of equity securities besides common stocks?

Response:  The disclosure regarding the Fund’s principal investments has been revised.  While the disclosure notes that the Fund’s principal investments include common stocks, the Fund does have the ability to invest in other types of equity securities.  The Fund’s name is believed to be appropriate given its focus on the general equity market fact and the fact that investments in other equity securities will count toward the Fund’s 80% investment requirement.

15.
Comment:  The Fund’s 80% investment policy pursuant to Rule 35d-1 should state that the Fund will invest at least 80% of the value of either its “total assets” or “net assets plus borrowings for investment purposes” in the type of securities indicated by the Fund’s name, rather than 80% of the value of its “total net assets.”

Response:  The 80% investment policy has been revised to state that the Fund will invest so that, under normal circumstances, at least 80% of the value of its net assets, plus borrowings for investment purposes, is invested in equity securities.

16.
Comment:  With respect to the Fund’s 80% investment policy, clarify whether the “various issuers” will be domestic or foreign.  If the “various issuers” may be foreign, further clarify whether such issuers may be in emerging markets.  Moreover, if the Fund will be investing in foreign issuers and emerging markets, elaborate on such investments in the description of the Fund’s principal investment strategies and disclose all attendant risks.

Response: The disclosure has been revised to clarify that the “various issuers” only consist of domestic issuers.

17.
Comment:  The second paragraph in the description of the Fund’s principal investment strategies mentions hedging strategies, but the description does not elaborate on these strategies until much later in the description.  Consider whether there is a better way to structure the disclosure.

Response: The disclosure has been revised to clarify that the hedging strategies involve option positions and to elaborate on how they are employed.

18.
Comment:  Following the bulleted lists of fundamental factors, valuation metrics, and technical factors that will be considered by the Fund’s advisor, the disclosure notes that the advisor may consider “other factors that, in the judgment of the Advisor, are the most directly relevant or informative to the Advisors analysis at any given time.”  This statement subverts the clarity of the preceding disclosure and introduces vagueness into the description of the investment decision-making process.  Revise so that the disclosure clearly outlines the investment decision-making process.

Response: This paragraph has been deleted.

19.
Comment:  In the description of the Fund’s principal investment strategies, particularly with respect to the description of the hedging strategies, clarify the particular derivative instruments in which the Fund may invest, should describe the purpose that the derivatives are intended to serve in the portfolio (e.g., hedging, speculation, or as a substitute for investing in conventional securities), and the extent to which derivatives are expected to be used. See letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 10, 2010).

Response:  The disclosure has been revised to clarify that the fund’s principal investment strategies involve purchasing and selling options for both hedging and speculative purposes depending on market conditions.  It is also noted that the net notional value of option contracts held by the Fund will not exceed the Fund’s net asset value.

20.
Comment:  The description of the Fund’s hedging strategies references shorting.  Are short sales a principal investment strategy of the Fund?  If so, provide additional disclosure of the strategy in the description of the Fund’s principal investment strategy, including the maximum amount, as percentage of Fund assets, that the Fund will be allowed to invest in short sales.  Also, add a subcaption to the “Other Expenses” caption to disclose specifically the expenses of selling short and footnote the subcaption with an explanation of the expenses.

Response: Short sales are not a principal investment strategy of the Fund.

21.
Comment:  The final paragraph in the description of the Fund’s principal investment strategies discusses investments in U.S. treasury bills, notes, and bonds of varying maturities guaranteed by the U.S. government.  Clarify whether these investments include securities issued by government agencies and quasi-governmental organizations.  Also, state the limits for such investments and disclose the attendant risks.  Given that the Fund principally invests in common stocks, is it appropriate to describe these investments in the disclosure of the Fund’s principal investment strategies?

Response:  The disclosure has been revised as requested.  As mentioned above, the disclosure regarding the Fund’s principal investments has been revised to clarify that the Fund’s portfolio will principally consist of (i) common stock of issuers that the Advisor believes have favorable market valuations and the potential for capital appreciation, (ii) exchange-traded options, (iii) U.S. treasury bills, notes, and bonds of varying maturities guaranteed by the U.S. government, and (iv) money market funds or cash accounts.

22.
Comment:  The final paragraph in the description of the Fund’s principal investment strategies discusses cash held by the Fund.  How does this cash position help the Fund achieve its investment objective?  Is it appropriate to describe this cash position in the disclosure of the Fund’s principal investment strategies?

Response: This disclosure has been relocated and is now included under “Non-Principal Investment Policies and Risks.”

23.
Comment:  If the Fund will engage in active and frequent trading as a principal investment strategy, please summarize that strategy in the disclosure of the Fund’s principal investment strategies.  Also, what is the anticipated portfolio turnover of the Fund?

Response: The Fund will not engage in active and frequent trading. The Fund’s portfolio turnover is expected to be under 100%.

24.
Comment:  In the disclosure under “Principal Risks of Investing in the Fund,” the risk disclosure on common stocks should explain that the rights of holders of common stock are subordinate to those of preferred stock and bonds.

Response: The requested disclosure has been added.

25.	Comment: In the disclosure under “Principal Risks of Investing in the Fund,” the risk disclosure on writing call options should explain that potential risk of loss is theoretically unlimited.

Response: The requested disclosure has been added.

26.
Comment:  The disclosure under “Management” in the summary section of the Prospectus should be divided into separate sections on the Fund’s advisor and its portfolio managers with subheadings titled “Investment Advisor” and “Portfolio Manager.”

Response: The disclosure has been revised as requested.

27.	Comment: If the Fund may invest in foreign securities, then the disclosure provided in response to Item 9 of Form N-1A should explain the method for classifying a security as domestic or foreign.

Response: As clarified above, the Fund will principally invest in securities of domestic issuers.

28.
Comment:  Confirm that references to legal authority (e.g., the Fund will comply with Section 18 of the Investment Company Act) explain the import of such citation in plain English.  Revise such references as appropriate.

Response: The disclosure in the Prospectus has been reviewed and revised as needed to insure that references to legal authority include such an explanation.

29.
Comment:  Consider whether the disclosure under “Non-Principal Investment Policies and Risks” regarding temporary defensive positions should be included in the description of the Fund’s principal investment strategies, particularly given the fact that taking such a position may entail holding up to 100% of the Fund’s portfolio in cash or cash equivalents.

Response: This disclosure has been relocated and is now included in the description of the Fund’s principal investment strategies.

30.
Comment:  In the section of the Prospectus entitled “Investing in the Funds – Buying Or Selling Shares Through A Financial Intermediary,” clarify that an order received in good form by a designated financial intermediary by 4:00 p.m. Eastern Time should receive a price based on that day’s calculation of net asset value.

Response:  The disclosure regarding receipt of orders by financial intermediaries has been revised to further clarify that an order received in good form by a designated financial intermediary by 4:00 p.m. Eastern Time should receive a price based on that day’s calculation of net asset value and received after 4:00 p.m. Eastern Time will receive a price based on the next day’s calculation of net asset value.

31.
Comment:  In the section of the Prospectus entitled “Investing in the Funds – Purchasing Shares,” clarify whether the brokers referenced in the second sentence are designated financial intermediaries and designees of such designated financial intermediaries.

Response: The disclosure regarding designated financial intermediaries has been clarified as requested.

32.
Comment:  In the section of the Prospectus entitled “Investing in the Funds – Purchasing Shares,” specify that orders received before 4:00 p.m. Eastern Time will receive a price based on that day’s calculation of net asset value and orders received after 4:00 p.m. Eastern Time will receive a price based on the next day’s calculation of net asset value.

Response:  The disclosure regarding receipt of purchase orders has been revised to further clarify that an order received in good form by 4:00 p.m. Eastern Time should receive a price based on that day’s calculation of net asset value and orders received after 4:00 p.m. Eastern Time will receive a price based on the next day’s calculation of net asset value.

33.
Comment:  The section of the Prospectus under “Purchasing Shares” states that the Fund may refuse to accept any request to purchase shares.  Disclose the amount of time that it will take the Fund to notify investors if a purchase request is rejected.

Response: The requested disclosure has been added to the Prospectus.

34.	Comment: Revise the paragraph entitled “Miscellaneous” under “Redeeming Shares” to note the amount of time that a distribution a redemption proceeds may be delayed for a check to clear.

Response: The requested revision has been made.

Statement of Additional Information

35.	Comment: Confirm that all non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

Response: All non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

36.	Comment: Confirm that all principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

Response: All principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

37.
Comment:  Consider renaming the section of the Statement of Additional Information entitled “Other Investment Policies” in light of its inclusion of disclosure regarding both principal and non-principal investment strategies and risks.

Response: The section has been renamed “Additional Information About Investment Policies.”

38.	Comment: In the section entitled “Other Investment Policies,” verify that the principal and non-principal investment policies are clearly delineated and revise accordingly.

Response: Revisions have been made to insure that the principal and non-principal investment policies are clearly delineated.

39.
Comment:  In the section of disclosure entitled “Derivative Instruments Risk,” state the maximum percentage of assets the Fund may invest in each derivative instrument listed.  See letter to Karris McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 10, 2010).

Response: The disclosure has been revised as requested.

40.
Comment:  In the section of the Statement of Additional Information entitled “Lending of Portfolio Securities,” include a discussion of the Fund’s voting rights with respect to portfolio securities that it has lent.

Response:  The Statement of Additional Information has been revised to state that “voting rights for loaned securities will typically pass to the borrower, but the Funds will retain the right to call any security in anticipation of a vote that the Advisor deems material to the security on loan.”

41.
Comment:  As noted above, if leveraging is not a principal investment strategy of a Fund, state that the Fund may not make investments in securities when outstanding borrowings exceed 5% of the Fund’s total assets.

Response:  Since leveraging is not a principal investment strategy, the Statement of Additional Information has been revised to include disclosure stating that a Fund may not make investments in securities when outstanding borrowings exceed 5% of the Fund’s total assets.

42.	Comment: Clarify whether the Fund may invest in reverse repurchase agreements and revise the disclosure appropriately.

Response: The Statement of Additional Information has been revised to clarify that the Fund will not be investing in reverse repurchase agreements.

43.
Comment:  In light of the Funds’ ability to pledge, mortgage, or hypothecate its assets, as indicated by Fundamental Restriction No. 3, include additional disclosure in the Statement of Additional Information noting the maximum amount, as percentage of Fund assets, that the Fund will be allowed to pledge, mortgage, or hypothecate.

Response:  The disclosure in the Statement of Additional Information has been revised to clarify that the Fund is allowed to pledge, mortgage, or hypothecate assets up to the amounts allowable under the Investment Company Act of 1940.

44.
Comment:  In the disclosure under “Investment Limitations” that discusses when the Fund is obligated to adhere to stated percentage limitations, clarify that the limitation on investments in illiquid securities is not limited to the time of purchase.

Response: The requested disclosure has been added.

45.
Comment:  Delete the following sentence found under “Qualification of Trustees” in the Statement of Additional Information: “References to the qualifications, attributes, and skills of Trustees are pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out the Board or any Trustee as having any special expertise or experience, and shall not impose any greater responsibility on any such person or on the Board by reason thereof.”

Response: The sentence has been deleted.

46.
Comment:  In the disclosure regarding the portfolio manager’s compensation under “Management and Other Service Providers – Portfolio Managers” clarify whether the compensation described in the disclosure is based on revenue from all accounts or just the Fund.

Response: The disclosure has been revised to note that the portfolio manager’s compensation is not based exclusively on the firm’s relationship with the Fund.

47.
Comment:  Please disclose what type of confidentiality agreements apply (e.g., contractual) to the entities who may receive non-public portfolio information on an ad-hoc basis (e.g., rating and ranking organizations), as well as to those with which the Funds have ongoing disclosure arrangements (e.g., the adviser).  The disclosure should explain that recipients of the non-public portfolio holdings information also have a duty not to trade on that confidential information.  In addition, where there is no contractual obligation of confidentiality, disclose that the board will determine that the other conditions of confidentiality adequately safeguard the Funds and their shareholders against improper disclosure of the Funds’ portfolio holdings.  In the alternative, disclose the risks of relying on non-contractual obligations of confidentiality.

Response: The Statement of Additional Information has been revised to clarify the confidentiality obligations of the various parties receiving non-public portfolio holdings information.

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Terrence Davis at (404) 407-3650 or the undersigned at (252) 984-3816, extension 249.  Thank you for your consideration.

Sincerely,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Ms. Kimberly A. Browning
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Terrence O. Davis
Thompson Hine LLP
1919 M Street, N.W.
Suite 700
Washington, DC 20036-1600